SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/MF 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Board of Directors approves proposal for Copel's Migration

to B3's Novo Mercado

Companhia Paranaense de Energia – COPEL (“Company”), in compliance with paragraph 4 of Article 157 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporate Law”), and with the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44 of August 23, 2021, as amended, hereby informs its shareholders and the market in general that, at a meeting held on this date, the Board of Directors approved unanimously the initiation of the Company’s migration process to the Novo Mercado (“Novo Mercado”), a special listing segment of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) for companies with the highest corporate governance standards (“Migration to the Novo Mercado”), with the calling of an Extraordinary General Meeting (“EGM”) to deliberate on the matter.

According to the proposal submitted by the management, to be resolved at the EGM, the structure to enable the Migration to the Novo Mercado will include the following:

a)	Creation of a new class of redeemable preferred shares, Class C (PNC);
b)	Mandatory conversion of all Class A and B preferred shares into common shares and Class C preferred shares (PNC), at a ratio of 1 common share and 1 PNC share for each Class A or B preferred share (“Conversion”), resulting in a non-dilutive transaction for shareholders, considering the Company’s total share capital;
c)	Full redemption of the PNC shares immediately after the Conversion, using available profit reserves, at a redemption value of R$0.7749 per redeemed share (“Redemption”);
d)	Reorganization of the Company’s share capital, which will be represented exclusively by common shares and one golden share held by the State of Paraná, upon completion of the Redemption; and
e)	Amendment of the bylaws to include the creation of PNC shares, the Conversion, the Redemption, and the mandatory clauses required by the Novo Mercado listing rules.

The EGM to deliberate on the above matters will be held, on first call, on August 4, 2025, as per the documentation made available by the Company on this date.

It is important to note that, in addition to EGM approval, the implementation of the process is also subject to the following (“Conditions Precedent”):

(i)	Ratification of the Conversion at a special meeting of preferred shareholders (“Special Meeting”), pursuant to Article 136, §1 of the Brazilian Corporate Law – with the Special Meetings for holders of PNA and PNB shares to be convened in due course by the Company;
(ii)	Approval by creditors whose financial instruments provide for early maturity in the event of approval of the matters subject to the EGM; and
(iii)	Effective admission of the Company to the Novo Mercado segment and effective trading of the Company’s shares in the segment by B3.

If the Migration to the Novo Mercado occurs, holders of Class A or B preferred shares who do not vote in favor of the Conversion at the Special Meeting will be entitled to withdrawal rights, with reimbursement for the shares held continuously from the date hereof until the effective reimbursement date, as will be disclosed by the Company. Holders of common shares will not be entitled to withdrawal rights.

Further information and details about the EGM are available in the call documents, including the Management Proposal and Manual, published on this date on the CVM website and the Company’s Investor Relations page (https://ri.copel.com/).

With the migration to the Novo Mercado, the Company will access the highest level of governance on B3, will be able to increase share liquidity through the unification of the classes and types of securities, and expand its investor base.

Finally, the Company reaffirms its commitment to transparency and to keeping the market and its shareholders duly informed, in accordance with applicable laws and regulations and aligned with best corporate governance practices, through its usual disclosure channels: the CVM website (www.gov.br/cvm), B3 (www.b3.com.br), and the Company’s own website (https://ri.copel.com/).

Curitiba, June 23, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 23, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.